June 18, 2026

Arik Kaufman
Chief Executive Officer
Steakholder Foods Ltd.
22 Einstein St., P.O. Box 4061
Ness Ziona, Israel 7403686

        Re: Steakholder Foods Ltd.
            Registration Statement on Form F-3
            Filed on June 15, 2026
            File No. 333-296777
Dear Arik Kaufman:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Gary Emmanuel